UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-06033

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Airlines Management and Administrative 401(k) Plan

Benefits Administration – OPCHR

United Air Lines, Inc.

P.O. Box 66100

Chicago, IL 60666

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Continental Holdings, Inc.

77 W. Wacker Drive

Chicago, Illinois 60601

(312) 997-8000

UNITED AIRLINES MANAGEMENT AND

ADMINISTRATIVE 401(k) PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

United Airlines Management and Administrative 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the United Airlines Management and Administrative 401(k) Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2009 were audited by other auditors whose report dated June 25, 2010 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois

June 17, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

United Airlines Management and Administrative 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the United Airlines Management and Administrative 401(k) Plan (the “Plan”) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 25, 2010

UNITED AIRLINES MANAGEMENT AND ADMINISTRATIVE 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010 AND 2009 (In thousands)
	2010	2009
ASSETS:
Plan interest in Master Trust investments	$1,031,180	$915,024
Notes receivable from participants	23,167	20,195

Total assets	1,054,347	935,219

LIABILITIES:
Accrued expenses	(21)	(54)

Total liabilities	(21)	(54)

Net assets available for benefits	1,054,326	935,165

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,261)	(1,384)

NET ASSETS AVAILABLE FOR BENEFITS	$1,051,065	$933,781

See notes to financial statements.

UNITED AIRLINES MANAGEMENT AND ADMINISTRATIVE 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2010 (In thousands)

ADDITIONS:
Participant contributions	$37,944
Employer contributions	30,221
Rollover contributions	1,223
Net transfers from other plans	1,727

Total	71,115

Plan interest in United Air Lines, Inc. 401(k) Plan Master Trust investment income:
Net appreciation in value of investments	115,056
Dividends	5,440
Interest	2,956
Interest income from notes receivable from participants	1,206

Net investment income	124,658

Total additions	195,773

DEDUCTIONS:
Benefits paid to participants	(78,178)
Administrative expenses	(311)

Total deductions	(78,489)

INCREASE IN NET ASSETS	117,284

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	933,781

End of year	$1,051,065

See notes to financial statements.

UNITED AIRLINES MANAGEMENT

AND ADMINISTRATIVE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF PLAN

The following description of the United Airlines Management and Administrative 401(k) Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General and Plan Participants—The Plan is a defined contribution plan covering all employees who are classified as Management Employees (including Officers and Test Pilots), Administrative (or Salaried) Employees, Maintenance Instructors, Engineers, and Flight Dispatchers. The Plan is sponsored by United Air Lines, Inc. (“United”) and has been adopted by certain affiliates, including Mileage Plus Holdings, LLC and Mileage Plus, Inc (“MPI”). United is a wholly owned subsidiary of United Continental Holdings, Inc. (“UCHI”). Employees are eligible to become participants on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Record keeper—Fidelity Management Trust Company (“Fidelity” or “Trustee”) is the Plan trustee and Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is the transfer agent and record keeper of the Plan.

Contributions—There are several types of contributions that may be made to the Plan on the participants’ behalf:

•

Employee contributions: Eligible employees may elect to make voluntary pretax contributions to the Plan in any whole percentage from 1% to 30% of eligible earnings. Eligible employees may also make a supplemental election to contribute additional pretax contributions of 1% to 90% of their net pretax pay. Section 402(g) of the Internal Revenue Code (the “IRC”), limits the amount of pretax 401(k) contributions to a maximum of $16,500 in 2010. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Section 415(c) of the IRC limits the total amount of contributions to all qualified defined contribution retirement plans to the lesser of 100% of annual compensation or $49,000.

•	Employer contributions: United makes matching and/or direct contributions by employee category, as follows:

•

Administrative (Salaried) and Management Employees and Engineers represented by International Federation of Professional and Technical Engineers— The Plan provides employer matching contribution equal to 100% of the participant’s contributions that do not exceed 4% of the eligible earnings for the Plan year. In addition, United contributes an amount equal to a percentage of the employee’s eligible earnings for the Plan year. The percentage amounts range from 2% to 4% based on the sum of the participant’s age and credited service on January 1 of each Plan year. The participant is not required to contribute to the Plan to receive this direct employer contribution.

•

Professional Airline Flight Control Association—United contributes 6% of flight dispatchers’ eligible earnings. The participant is not required to participate in the Plan to receive this direct employer contribution.

•

MPI Employees represented by the International Association of Machinists and Aerospace Workers—United contributes 3% of eligible earnings as of the first payment period beginning on or after the first anniversary of the participant’s initial employment date. The participant is not required to participate in the Plan to receive this direct employer contribution.

•	Maintenance Instructors represented by the International Association of Machinists and Aerospace Workers—United does not contribute on behalf of these employees to the Plan.

•

Voluntary pretax catch-up contributions: Participants age 50 or older, at any time during the Plan year, can make additional pretax catch-up contributions to the Plan. This catch-up contribution is available only to the extent the participant has contributed the maximum amount of 401(k) contributions permitted under the Plan and the participant has not exceeded the annual catch-up contribution limit. For calendar year 2010, the maximum catch-up amount is $5,500.

•

Rollover contributions: Participants may elect to roll over money into the Plan from certain other qualified employer plans or qualified Individual Retirement Account (“IRA”). The Plan will not accept a rollover of after-tax contributions. For the year ended December 31, 2010, $1,223,313 was transferred from other qualified plans as rollovers under the IRC Sections 402(c) and 408(d).

Notes Receivable from Participants—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Funds—Upon enrollment in the Plan, participants may direct their contributions and any employer-matching contributions to any of the 20 investment options which include mutual funds, common/collective trusts, and separately managed accounts. Certain of the separately managed accounts hold investment contracts. In 2010, the UCHI fund was closed to new investment. For further information related to investment options refer to Note 3, Interest in Master Trust.

Vesting—Participants are vested immediately in their pretax contributions, catch-up contributions, rollover contributions, and their related earnings thereon. Participants are 100% vested in employer contributions upon death or attainment of age 65 while still employed by United or an affiliate. For Administrative (Salaried) and Management Employees as well as Engineers represented by International Federation of Professional and Technical Engineers, employer matching contributions immediately vest (100%) and direct employer contributions vest based on years of service; (33%, 67% and 100% vesting with one, two and three years of service, respectively). Dispatchers who were employed on January 1, 2005 are 100% vesting in employer contributions and related earnings. Otherwise, they will be subject to a vesting schedule (starting at 20% after one year of service until 100% after five years of service).

Forfeitures—Upon termination of employment, participants will forfeit the nonvested portion of their account balance and such balance will be held in a separate subaccount until the participant incurs a break in service of five full years, at which time the subaccount balance will be forfeited. If the participant resumes employment with United or an affiliate prior to incurring a break in service of five full years, such subaccount will be disregarded and the balance will be included in the participant’s account. Forfeitures occurring in a plan year will first be applied to restore the accounts of participants and any remaining forfeitures will be used to reduce employer contributions for the plan year in which the forfeiture occurs. Forfeited nonvested accounts totaled $3,849 and $6,762 at December 31, 2010 and 2009, respectively. For the year ended December 31, 2010, forfeitures of $609,584 were applied to reduce United’s employer contributions under the Plan.

Notes Receivable from Participants—Active employees who are receiving regular pay from United may borrow from their Plan accounts. A loan may not exceed $50,000 minus the participant’s highest outstanding loan balance over the last 12 months or one-half of the total vested Plan account balance, whichever is less. The minimum that may be borrowed is $1,000. Loans are funded from the participant’s account by a pro rata transfer from each investment fund in which the account is invested. Amounts invested in the UCHI Stock Fund or Fidelity Brokerage Link must be transferred to another investment fund to be available to fund a loan. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan (a maximum of 60 months) and is subject to an annual interest rate at one percent above the prime rate listed in the Wall Street Journal on the business day preceding the effective date of the participant request (interest rates ranged from 4.25% to 10% at December 31, 2010). If the participant takes out a loan for the purchase of the participant’s primary residence, the maximum term of the loan is 15 years. The amount repaid is reinvested in the participant’s account based on the investment allocations at the time of repayment. An initial fee of $35 is deducted from loan proceeds. In addition, a quarterly maintenance fee of $2.50 is deducted from the participant’s account.

Benefit Payments—Withdrawals from the Plan may be made as follows, as applicable to the participant’s eligibility, amount requested and existing balances:

•

Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic installments, or in the form of an immediate fixed or variable annuity. All or a portion of the amount of the distribution may be deferred from the participants’ current taxable income by a direct roll over into an IRA, qualified plan, an annuity contract or annuity plan under Section 403, and certain governmental plans under Section 457. Participants with account balances exceeding $1,000 may elect to defer receipt of their benefits until minimum distributions are required to start no later than April 1st of the year following the year in which they reach age 70 1/2.

•

Distributions of accounts due to the death of a participant may be taken by the participant’s beneficiary in the form of a lump-sum payment or through the purchase of an annuity, subject to the limitations of the IRC 401(a)(9).

•

In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence that maintain an employer-employee relationship with United are permitted as follows:

1.	Hardship withdrawals, subject to restrictions described in the Plan and trust agreements.

2.	After reaching age 59-1/2, participant’s contributions, catch-up contributions, rollover contributions, the special employer contributions related to United’s 2006 bankruptcy reorganization , and employer contributions made prior to January 1, 2005 (as adjusted for earnings) may be withdrawn.

•	Active participants that have reached age 70-1/2 may choose to defer distribution until termination of employment.

•	Generally, withdrawals are allocated pro rata to the balances of each of the investment funds in the participant’s account.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements—In January 2010, the Financial Accounting Standards Board released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. The Plan’s disclosures for the 2010 period reflect the prospective adoption of this guidance, except for the guidance related to disaggregation of Level 3 activity, which will be adopted in 2011.

Also, see Notes Receivable from Participants, below, for additional information related to new accounting guidance in 2010.

Investment Valuation and Income Recognition—The Plan’s investments are held in the United Air Lines, Inc. 401(k) Plans Master Trust (the “Trust”), which was established for the investment of assets of the Plan and several other plans sponsored by United and administered by the Trustee. The investments of the Trust are reported at fair value (See Note 9 “Fair Value Measurements”) except for participant loans as described below. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Based on new accounting guidance in 2010, participant loans, which were previously classified as investments, are now classified as receivables and are measured at their unpaid principal balance plus any accrued interest. In addition, under the new accounting guidance fair value disclosures are no longer required for participant loans. The fair value disclosures for 2009 were reclassified to conform to the new presentation.

Net Appreciation in Value of Investments—Net appreciation in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at January 1, or date of purchase if subsequent to January 1, and fair value at date of sale or the current year-end.

Administrative Expenses—Administrative expenses, which are paid by the Plan, represent administrative and investment manager fees charged by Fidelity, accountant and audit fees, and recordkeeping fees charged by FIIOC. Brokerage and other investment fees are included as a reduction of the investment return for such investments. United performs certain reporting and supervisory functions for the Plan without charge.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but have not yet been paid at December 31, 2010 and 2009.

Transfers Between Plans—Transfers between plans reflect the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Airlines Ground Employee 401(k) Plan and the United Airlines Flight Attendant 401(k) Plan.

3.	INTEREST IN MASTER TRUST

Assets of the Plan are commingled with the assets of the other participating United plans consisting of the Ground Employee 401(k) Plan and the Flight Attendant 401(k) Plan. Although assets of the plans are commingled in the Trust, the Trustee maintains separate records for each of the plans. Assets of the Trust are allocated to the following plans as of December 31, 2010 and 2009, as follows (in thousands):

	December 31, 2010		December 31, 2009
	Amount	Percent	Amount	Percent
Ground Employee 401(k) Plan	$1,547,151	38.42%	$1,389,196	38.61%
Management and Administrative 401(k) Plan	1,054,347	26.19	935,219	26.00
Flight Attendant 401(k) Plan	1,425,082	35.39	1,272,841	35.39

Total	$4,026,580	100.00%	$3,597,256	100.00%

Assets of the Trust as of December 31, 2010 and 2009 are as follows (in thousands):

	2010		2009
Fidelity Mutual Funds:
Magellan Fund	$—		$175,284
Equity-Income Fund	—		115,424
Growth Company Fund	608,364	*	517,514	*
Government Income Fund	—		85,546
OTC Portfolio	—		160,821
Overseas Fund	—		210,309	*
Balanced Fund	—		262,269	*
Asset Manager 50%	—		30,872
Asset Manager: Growth 70%	—		43,919
Asset Manager: Income 20%	—		18,338
Spartan International Growth	54,700		60,331
Retirement Money Market Portfolio	—		153,248
U.S. Bond Index Fund	—		66,932
U.S. Equity Index Commingled Pool Class 2	—		241,508	*
Other Receivables	50		1,609
Brokeragelink	124,708		72,417
Stated Return Fund	84,002		84,844
Blended Income Fund	581,963	*	601,278	*
Columbia Acorn International Fund	15,298		—
Loomis Value	128,252		—
Perkins Small Cap Value	7,711		—
Vanguard US Equity Index Portfolio	260,660	*	—
Vanguard Prime Money Market Fund	138,743		—
Vanguard Inflation Protected Securities Admiral Shares	4,748		—
Vanguard Target Retirement 2005	62,991		22,875
Vanguard Target Retirement 2015	334,245	*	155,843
Vanguard Target Retirement 2025	328,986	*	157,141
Vanguard Target Retirement 2035	141,104		77,340
Vanguard Target Retirement 2045	37,513		26,344
Vanguard Target Date Income Portfolio	18,869		—
Vanguard Target Retirement Income	—		7,516
Pimco Total Return Bond Portfolio	153,685		—
UCHI Stock Fund	217,765	*	125,845
Thornburg International Value Fund	200,386		—
American Century Investments Growth Fund	359,905	*	—
Templeton Global Bond Fund	21,997		—
Dreyfus/The Boston Company Small Cap Value Fund	8,533		—

Total investments, at fair value	3,895,178		3,475,367

Notes Receivable from Participants	131,402		121,889

Total	4,026,580		3,597,256

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,230)		(5,467)

Total Assets	$4,010,350		$3,591,789

*	Represents an investment greater than 5% of Trust net assets.

The Trust’s income (loss) for the year ended December 31, 2010, is as follows (in thousands):

Fidelity Mutual Funds:
Magellan Fund	$4,542
Equity-Income Fund	5,106
Growth Company Fund	101,297
Government Income Fund	3,318
OTC Portfolio	11,664
Overseas Fund	5,361
Balanced Fund	17,751
Asset Manager 50%	2,420
Asset Manager 70%	4,182
Asset Manager 20%	1,162
Spartan International Growth	2,983
U.S. Bond Index Fund	3,831
U.S. Equity Index Commingled Pool Class 2	17,226
BrokerageLink	9,618
Vanguard Target Retirement Income	726
Vanguard Target Retirement 2005	2,574
Vanguard Target Retirement 2015	25,158
Vanguard Target Retirement 2025	29,705
Vanguard Target Retirement 2035	15,169
Vanguard Target Retirement 2045	4,613
Vanguard Inflation Protected Securities Admiral Shares	(191)
Columbia Acorn International Fund	549
Loomis Value	8,598
Perkins Small Cap Value	183
Pimco Total Return Bond Portfolio	(3,028)
Vanguard US Equity Index Portfolio	17,607
UCHI Stock Fund	103,742
Thornburg International Value Fund	3,638
American Century Investments Growth Fund	28,701
Templeton Global Bond Funds	(115)
Dreyfus/The Boston Company Small Cap Value Fund	418

Net Appreciation	428,508

Dividends	20,461
Interest	14,796
Interest Income from Notes Receivable from Participants	6,940

Trust Income	$470,705

4.	GUARANTEED INVESTMENT CONTRACT (“GIC”) AND SYNTHETIC GIC

The Trust holds investments in two types of stable value investment contracts: a traditional GIC as part of the Stated Return Fund and synthetic GICs held by the Blended Income Fund. The contracts are fully benefit responsive and, as such, reported at fair value and reconciled to contract value in the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009.

Guaranteed Investment Contract

The Stated Return Fund contains an annuity insurance contract with Prudential Retirement Insurance and Annuity Company (“Prudential”). Participants that elect this option may direct permitted withdrawal or transfers of all or a portion of their account balance at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this method, a single crediting rate is applied to all contributions made to this fund regardless of the timing of those contributions. Interest crediting rates are determined according to a specific formula. Factors that impact the formula include the fund’s cash flow activity as well as the expected and actual investment experience of securities held in a commingled portfolio within Prudential’s general account. The minimum crediting rate under the annuity contract is 1.50%. The average yield credited to participants at both December 31, 2010 and 2009 was 4.48%. Crediting rates are reviewed on an annual basis for resetting.

The fair value of the investment contracts in the Stated Return Fund held by the Trust at December 31, 2010 and 2009 was $84,002,418 and $84,843,651, respectively. The average yield for the Stated Return Fund was 4.62% for the year ended December 31, 2010.

The Plan’s ability to transact at contract value could be limited in the event of contract termination initiated by the Plan or Trust. There are no instances in which the issuer could terminate the contract and settle for an amount different than contract value.

Synthetic GICs

The Blended Income Fund holds investments in synthetic GICs comprised of a portfolio of U.S. Government and other high quality (rated A- or above) debt securities managed by Fidelity on behalf of the Plan, and “wrap” contracts with four counterparties. The wrap contracts provide additional assurance that participants will be able to withdraw funds at contract value in the event that market value declines below contract value followed by significant participant withdrawals. The fair value of the Blended Income Fund equals the sum of the market value of the underlying investments plus the fair value of the wrap contracts, which are calculated by discounting the difference between the contractual wrap fee and the market value of the rebid fee over the remaining duration of the contract. The fair value of the wrap was $1,494,242 and $481,024 at December 31, 2010 and 2009, respectively.

Interest crediting rates are determined by comparing contract value and the estimated future market value of the underlying investment portfolio, which is determined by compounding the portfolio’s current yield to maturity over the remaining duration of the fund. The crediting rate is equal to the discount rate that equates market value and contract value over the remaining duration of the fund. The minimum crediting rate under the Blended Income Fund is 0%. The average yield credited to participants at December 31, 2010 and 2009 was 1.76% and 1.95%, respectively. Crediting rates are reviewed quarterly for resetting.

The fair value of the investment contracts in the Blended Income Fund held by the Trust at December 31, 2010 and 2009 was $580,468,579 and $600,797,040, respectively. The average yield for the Blended Income Fund for the year ended December 31, 2010 was 1.91%.

The wrap contracts limit the ability of the Plan to transact at contract value upon the occurrence of certain events, which the Plan sponsor does not believe are probable. These events include: (i) the Plan’s failure to qualify under Section 401(a) or 401(k) of the IRC; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the contract issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow; (vi) the merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Blended Income Fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; and (x) any transfer of assets from the Blended Income Fund directly to a competing option.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Trust investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The administrative fees paid by the Plan to Fidelity for 2010 were $198,203. The Plan invests in shares of UCHI common stock. UCHI is the parent company of United and, as such, investment activity related to UCHI common stock qualifies as exempt party-in-interest transactions.

6.	PLAN TERMINATION

United expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, in whole or in part, provided that Plan termination is effected by a written resolution adopted by a majority of the Board of Directors of UCHI subject to the provisions set forth in ERISA. If the Plan is terminated, all amounts credited to a participant’s account at the time of termination become fully vested and shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan and ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed United by a letter dated March 31, 2009 that the Plan and related Trust were designed in accordance with applicable regulations of the IRC. United and Plan management believe the Plan is currently designed and operated in accordance with applicable requirements of the IRC, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION TO FORM 5500

At December 31, 2010 and 2009, investment contracts that are fully benefit-responsive are reported at contract value in the Plan financial statements. However, these investment contracts are reported at fair value in the Form 5500. The reconciliation between the financial statements and the Form 5500 is as follows (in thousands):

	2010	2009
Net assets available for benefits per financial statements	$1,051,065	$933,781
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,261	1,384

Net assets available for benefits per Form 5500	$1,054,326	$935,165

Year Ended December 31, 2010

Net appreciation in value of the Plan’s interest in the Trust’s investments	$115,056
Adjustment from contract value to fair value for fully benefit responsive investment contracts, December 31, 2010	3,261
Adjustment from contract value to fair value for fully benefit responsive investment contracts, December 31, 2009	(1,384)

Net appreciation in value of the Plan’s interest in the Trust’s investments for Form 5500	$116,933

9.	FAIR VALUE MEASUREMENTS

Generally accepted accounting principles in the United States of America include a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	Quoted market prices in active markets for identical assets that are accessible at the measurement date.

Level 2	Quoted market prices of identical assets in inactive markets or similar assets in active markets; and observable or correlated inputs for the asset (e.g., interest rates and yield curves observable at commonly quoted intervals).

Level 3	Unobservable inputs that reflect the reporting entity’s own assumptions about inputs used by market participants in pricing assets or liabilities.

Mutual funds and collective trusts represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds are valued at the closing share price, which is based on the funds’ net asset value at year-end. Units held in collective trusts are valued at the unit value as reported by the investment managers at year-end.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates market value.

Common stock, preferred stock, and fixed income securities traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Fixed income securities classified as Level 2 are valued based on quoted prices for similar securities or financial models with observable inputs.

The value of a unit of the Fidelity U.S. Equity Index Commingled Pool Class 2 fund, which is not an exchange-traded fund, reflects the combined market value of the underlying stock and market value of the short-term cash position held by the fund. The market value of the common stock portion of the fund is based on the closing price of the stock on its primary exchange times the number of shares held in the fund. After determining the market value of the stock portion of the fund, the market value of the cash position, accrued dividends, expenses and/or other liabilities are calculated and the total (i.e. shareholder equity) is divided by the number of outstanding units.

Valuation of investment contracts is described in Note 4.

The following table presents the Trust’s investment assets at fair value categorized in the different levels, as of December 31, 2010 and December 31, 2009. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2010.

	Investment Assets at Fair Value as of December 31, 2010
(in thousands)	Level 1	Level 2		Level 3	Total
Mutual funds—income	$171,106	$40,720	(a)	$—	$211,826
Mutual funds—growth and income	1,227,640	—		—	1,227,640
Mutual funds—growth	1,550,407	—		—	1,550,407
Cash and short-term investments	—	4,971		—	4,971
UCHI common stock	217,765	—		—	217,765
Common and preferred stocks—other	61,352	—		—	61,352
Fixed income securities—corporate	412	189,977		—	190,389
Fixed income securities—U.S. government	347,311	—		—	347,311
Guaranteed investment contracts	—	—		82,023	82,023
Wrap contracts	—	—		1,494	1,494

Total investment assets at fair value	$3,575,993	$235,668		$83,517	$3,895,178

	Investment Assets at Fair Value as of December 31, 2009
(in thousands)	Level 1	Level 2		Level 3	Total

Mutual funds—income	$444,660	$77,027	(a)	$—	$521,687
Mutual funds—growth and income	1,065,582	—		—	1,065,582
Mutual funds—growth	872,763	—		—	872,763
U.S. Equity Index Commingled Pool Class 2	—	241,508	(b)		241,508
Cash and short-term investments	—	7,793		—	7,793
UCHI common stock	125,845	—		—	125,845
Common and preferred stocks—other	36,122	—		—	36,122
Fixed income securities—corporate	692	223,882		—	224,574
Fixed income securities—U.S. government	296,302	—		—	296,302
Guaranteed investment contracts	—	—		82,710	82,710
Wrap contracts	—	—		481	481

Total investment assets at fair value	$2,841,966	$550,210		$83,191	$3,475,367

(a)	Amount represents an investment whose objective is to provide as high a level of current income as is consistent with the preservation of principal and liquidity. The redemption of units is available on any business day.
(b)

This investment’s objective is to provide returns that correspond to the total return performance of common stocks publicly traded in the United States, primarily through investment in companies which compose the S&P 500 Index. The redemption of units is available on any business day.

The 2009 investment disclosures no longer reflect participant loans as an investment due to new accounting guidance described in Note 2.

Level 3 Gains and Losses

The table below summarizes the changes in the fair value of the Trust’s Level 3 investment assets for the year ended December 31, 2010:

	Level 3 Investment Assets Year Ended December 31, 2010
(in thousands)	Synthetic Wrap	GIC	Total
Fair Value Balance, beginning of year	$481	$82,710	$83,191
Net Appreciation/(Depreciation) in Fair Value of Investments	1,013	3,555	4,568
Interest Income	—	3,758	3,758
Purchases, sales, issuances, settlements, net	—	(8,000)	(8,000)

Fair Value Balance, end of year	$1,494	$82,023	$83,517

* * * * * *

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Employer Identification Number: 36-2675206; Plan Number: 011

(In thousands)

	Identity of Issue, Borrower, or Similar Party (b)	Description of Investment (c)	Current Value (e)
(A)	Investments Held in the Trust		$1,031,180
(A)	Notes Receivable from Participants	Participant loans earning interest from 4.25% to 10% maturing from 2011 through 2024.	23,167

TOTAL			$1,054,347

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Airlines Management and Administrative 401(k) Plan

Date: June 17, 2011	/s/ CHRIS KENNY
Chris Kenny
Vice President and Controller of United Continental Holdings, Inc. and United Air Lines, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Washington, Pittman & McKeever, LLC

23.2	Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP